

03054743

SECURIT... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 49517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Brown, Burke Securities, ~~LLC~~ INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



SEC MAIL
RECEIVED
MAR 2 4 2003
WASH. D.C.
187

15 Piedmont Center
(No. and Street)

Atlanta	Georgia	30305
(City)	(State)	(ZIP Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon R. Burke, President (404) 364-2065
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Mayer Hoffman McCann P.C.
(Name — if individual male lea, first, middle now)

780 Johnson Ferry Road, N.E., Suite 600	Atlanta	Georgia	30342-1434
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE
X Certified Public Accountant
__ Public Accountant
— Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

L:\CLIENT\4832\Financial Statements\Form X-17A (2003).doc

OATH OR AFFIRMATION

I, Jon R. Burke swear (or affirm) that, to the best of my knowledge and *belief* the accompanying financial statement and supporting schedules pertaining to the firm of Brown, Burke Securities, LLC as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

Notary Public, Cobb County, Georgia
My Commission Expires June 22, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between *the* audited and unaudited Statements of Financial Condition *with* respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on the internal control structure required by SEC Rule 17a-5(g)(1).

*****For conditions of confidential treatment of certain portions of this filling. See section 240.17a-5(e)(3).*

3/21/03

To: SEC - Division of Market Regulation
Washington, D.C.


NASD

March 17, 2003


SEC MAIL
RECEIVED
MAR 24 2003
WASH, D.C.
187

Mr. Jon Burke, President
Brown Burke Securities, LLC
15 Piedmont Center
Atlanta, Georgia 30305

Dear Mr. Burke:

This will acknowledge receipt of your December 31, 2002 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission SEC Rule 17a-5(d)(1)(Rule). The report as submitted was found deficient in that it did not contain the following:

1. An Oath of Affirmation signed by a duly authorized officer, general partner, or proprietor of member firm.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant if you need assistance.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Enclosed 2

Please attend to this matter promptly. If you have any questions, please contact me, at (404) 760-8815.

Sincerely,

Sharon Jones

Sharon Jones
Sr. Compliance Examiner

cc: John Mahoney, Chief Examiner, Securities and Exchange Commission
Mayer Hoffman McCann P.C.

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808

tel 404 239 6100
fax 404 237 9290
www.nasd.com